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                                Cemax-Icon, Inc.
                           47281 Mission Falls Court
                           Fremont, California 94539




                                 March 17, 1997




Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
ATT: Anita Karu



       RE: Cemax-Icon, Inc., Withdrawal of Registration Statement on Form S-1 File No. 333-6323
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Dear Ms. Karu:

     On behalf of Cemax-Icon, Inc. (the "Company") we hereby request withdrawal, pursuant to Rule 477)a) of the aforementioned Registration Statement on the grounds that the Company believes that the current market conditions would not permit the offering to be successfully undertaken at a price acceptable to the Company. We also confirm by this letter that no securities have been issued or sold under the Registration Statement.

     Thank you for your time and assistance in this matter.


                                             Very truly yours,

                                              CEMAX-ICON, INC.

                                             /s/ TERRY ROSS

                                             Terry Ross, President and
                                             Chief Executive Officer